4imprint Group plc

03 JAN 21 AM 7:21

10 January 2003

03003278

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED

FEB 03 2003

THOMSON
FINANCIAL

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
10.01.03	Announcement – Contract win and trading update

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

pp [signature]

Craig Slater
Finance Director

dlw 1/27

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

4imprint

Press Release **10 January 2003**

4imprint wins global contract with Cessna
Year-end result anticipated to be in line with expectations

4imprint wins global contract with Cessna

4imprint Group plc, the leading global distributor of imprinted promotional products, announces that it has recently won a new contract with Cessna Aircraft Company. This global contract was won jointly by 4imprint's Corporate Programme Division and Adventures in Advertising.

Cessna Aircraft, a division of Textron, a Fortune 500 company, has chosen 4imprint to supply promotional products for an on-site store at Cessna's global headquarters in Wichita, Kansas. 4imprint will manage and stock this store, which is open to Cessna employees and visitors.

4imprint have also set up an on-line store for Cessna, in order to allow on-line access to promotional products. Cessna has such strong brand recognition that many aviation enthusiasts collect the Company's branded merchandise. Cessna's employees are able to access this site through an Intranet link.

Dick Nelson, CEO of 4imprint Group plc said of the new contract: "The Company is proud to be working with such a well known player in the aircraft industry and we look forward to growing further our relationship with Cessna.

Year-end result anticipated to be in line with expectations

Continuing, Dick Nelson said of the 2002 results: "Although the advertising market remains challenging, we are now beginning to see the benefits of the tighter controls and growth plans that we put in place during 2002. Our cash generation in 2002 has been better than expected and we anticipate that our year-end figures, due out in mid-March, will be in line with market expectations.

- Ends -

For further information, please contact:

4imprint Group plc

Dick Nelson, CEO Tel: +00 1 920 236 7270

Email: dnelson@4imprint.com

Media Enquiries:

Bankside Consultants Limited

Henry Harrison-Topham / Russell Elliott Tel: +44 (0) 20 7444 4140

Email: russell.elliott@bankside.com

Notes to editors:
4imprint Group plc

4imprint Group plc is a leading international group of wholly owned companies in the highly fragmented $30 billion promotional products industry. Globally, the Company is the largest direct marketer of imprinted promotional products, and the fourth largest distributor. The Company's blue-chip roster of clients includes BT, British Airways, Microsoft, BMW, DaimlerChrysler UK, Hitachi Data Systems, Crawford, Amec, Raley's and Saturn and other leading companies who use promotional products to build their brand and increase customer loyalty. The Company operates in four distribution channels: direct marketing, corporate programmes, premium and incentive promotions and partner services.

The Group headquarters is in Whitefield with other UK facilities in Manchester. The 4imprint US offices are located in Oshkosh, Wisconsin and Quincy, Massachusetts. In addition, 4imprint has operations in France, Germany, Canada and China.

4imprint has worked closely with clients for over 25 years in the use of branded promotional products to support customers' marketing and branding efforts. The Company offers the only global solution in the industry in the areas of product sourcing and services.

The Company has developed proprietary systems that provide the easiest way to order imprinted promotional products. Its full e-commerce enabled online solutions provide customers with 24/7 access. 4imprint has 700 highly trained employees and currently provides services to more than 200,000 customers, including all of the Fortune 100® companies.

4imprint is traded on the London Stock Exchange under the symbol FOUR. The company has established an American Depositary Receipts (ADR) programme in the US for US-based investors.

Website: www.4imprint.com
www.4imprint.co.uk
www.4imprint.com/canada